Mail Stop 3561

May 18, 2005

Murray Campbell
Chairman of the Board
First United Ethanol, LLC
2 West Broad Street
Camilla, GA 31730

> **Re: First United Ethanol, LLC**
> **Amendment No. 2 to Registration Statement on Form SB-2**
> **Filed May 3, 2006**
> **File No. 333-130663**

Dear Mr. Campbell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Management's Discussion and Analysis and Plan of Operation, page 25

Exploration of Biomass as an Alternative Energy Source to Natural Gas, page 27

1. We note your response to comment 4 in our letter dated March 27, 2006. We also note the changes you have made to your registration statement. However, it appears that your related biomass disclosures in your registration statement and free writing prospectus are inconsistent. The disclosure in your free writing prospectus sets forth the advantages that you will obtain from using biomass, while your registration statement is less definitive on the advantages of biomass and whether you will actually use it. Please revise to provide consistent disclosure concerning your use of biomass.

Exhibit 5.1

2. We note your response to comment 11 in our letter dated March 27, 2006. We note that you have made your legal opinion effective as of the effective date of the registration statement. We further note that you limited your opinion to the facts and documents as they exist as of the date of your opinion. It appears that these

two statements contradict each other. In this regard, it will still be necessary for counsel to file an opinion dated as of the effective date.

Indication of Interest Form

3. We note your response to comment 12 in our letter dated March 27, 2006. We have reviewed your Indication of Interest page found on your website and we note that paragraphs one and two require potential investors to acknowledge that they have reviewed the prospectus, including specific sections of the prospectus. For this reason, we reissue our comment.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Scott Stringer, Accountant, at (202) 551-3272 or Donna DiSilvio, Senior Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Ellie Quarles, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc:	Valerie D. Bandstra, Esq.
	Brown, Winick, Graves, Gross,
	  Baskerville & Schoenebaum, P.L.C.
	Via Fax (515) 323-8559